December 22, 2014

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Telephone Number: (202) 551-3720

Re:	Principal Solar, Inc.

Amendment No. 4 to Form S-1

Filed October 20, 2014

File No. 333-193058

Dear Ms. Ransom,

In response to your comment letter dated November 10, 2014, Principal Solar, Inc. (the “Company” or “Principal Solar”) has the following responses. We have reproduced your comments for your convenience and have followed each comment with our response. References in this letter to “we,” “our,” or “us” means the Company or its advisors, as the context may require.

General

Principal Solar Institute PV Module Rating, page 48

The Rating Process, page 49

1. We note your response to comments 5 and 6 in our letter dated October 2, 2014. Please further explain how your proprietary engineering algorithms consider each factor “in estimating the lifetime energy production a PV module.” If appropriate, please include a sample algorithm.

As discussed telephonically with the Staff, the disclosure has been expanded to include:

The disclosure has been expanded to include:

"To arrive at the PSI PV Module Rating number, we first calculate the amount of energy that a particular PV module is expected to produce over a 25-year lifetime. This “Lifetime Energy Production” ("LEP") differs between module models because of module design characteristics and differences in manufacturing processes used to produce them. Secondly, we calculate the amount of energy that an ideal module would produce, if all of the manufacturing processes were optimized.  This results in a theoretical maximum for each of the characteristics and a theoretically perfect module that we can use for comparison. Thirdly, the PSI PV Module Rating is the ratio of the specific module’s Lifetime Energy Production to that of the ideal module."

2700 Fairmont Street, Dallas, Texas 75201

Ph. 855.774.7799 • Fax: 855.774.7799

Securities and Exchange Commission

December 22, 2014

Financial Statements for the Fiscal Year Ended December 31, 2013, page F-15

Notes to Consolidated Financial Statements, page F-21

Note 2 - Summary of Significant Accounting Policies, page F-22

Revenue Recognition, page F-24

2. We note your response to comment 9 in our letter dated October 2, 2014 and have the following comments:

●

We note from your response that the PPA meets the contractual-legal criteria in ASC 805-20-25-10 for separate recognition and that you are applying the guidance in ASC 805-20-55-2b, by analogy, to the PPA and the Solar Arrays in accounting for them as a single asset. Please explain to us in detail how you determined that the guidance in ASC 805-20-55-2b, which allows a nuclear plant operating license to be combined with the related nuclear plant if the useful lives of the assets are similar, can be applied, by analogy, to your PPA. Although a nuclear power plant cannot legally operate without an operating license, it appears your Solar Arrays/Plant can legally operate without a PPA. It is unclear to us how this guidance is applicable to your PPA.

The Company has reevaluated its prior position on the matter and no longer asserts the PPA and solar arrays should be recorded and accounted for as a single asset.

●

We note your response that you believe the rate the purchaser will pay during the first 10 years under your PPA is “contractually fixed” because it is contractually fixed as a premium to the GSA-1 scheduled rate. We generally think of “contractually fixed” as meaning that the pricing is fixed such that the purchaser and the seller can determine what the exact price will be for each and every unit of output sold at each point in time during the term of the arrangement. It is unclear to us how a contract with pricing that has a fixed element and a market component is either fixed per unit of output or equal to the current market price per unit of output at the time of delivery. Please explain to us in more detail how you determined that the pricing structure under your PPA throughout its term is either contractually fixed per unit of output or equal to the market price per unit of output. If otherwise, please further clarify for us why you believe the PPA does not qualify as a lease under ASC 840-10-15-6c.

In a report published by Ernst & Young entitled "Financial reporting developments Proposed accounting for leases" dated September 2010 it states:

"Under current US GAAP, numerous questions have arisen regarding the “fixed per unit of output” and “market price per unit” discussion in ASC 840-10-15-6(c) (which is the equivalent to paragraph B4 (e) above). In the current application of US GAAP, we believe these were intended to be extremely limited exceptions that were meant to be taken literally. The fixed price criteria means absolutely fixed, with no variance per unit based on underlying costs or volumes (either discounts or step pricing), no matter how minor. Market is intended to address those items for which there is a readily available, actively traded market (e.g., electricity). In addition, market price per unit means the cost is solely a market cost without other pricing factors (e.g., market price per kwh plus percent change in price of natural gas would not be market)."

Securities and Exchange Commission

December 22, 2014

Referring to the above interpretation of the accounting literature, the Company has reevaluated its prior position on the matter and concluded the price paid for electricity produced is not contractually fixed as defined in ASC 840-10-15-6. On the question of whether rates within the PPA are "market", the following excerpt from the SEC website was applied:

"Speech by SEC Staff:

Remarks Before the 2006 AICPA National Conference on Current SEC and PCAOB Developments

by

Joseph B. Ucuzoglu

Professional Accounting Fellow, Office of the Chief Accountant U.S. Securities and Exchange Commission

Washington, D.C.

December 11, 2006

Purchase Price Allocations (Unfavorable Revenue Contracts)

At the date of a business combination, the terms of an acquired entity's in-process revenue contracts may be less favorable than the terms that could be realized in a current market transaction. In that circumstance, Statement 1411 may require an unfavorable contract liability to be recognized such that the rate of return reflected in the post-acquisition financial statements of the acquirer is equal to a market return for the acquirer's remaining performance effort. [Conversely, and while not discussed by the SEC staff, an in-process revenue contact with terms that are favorable to the acquirer on the acquisition date should be recognized as an asset in a business combination.]

One would generally expect that the contract terms originally negotiated between the acquired entity and its customer represented a market rate of return at the date the contract was entered into, because the transaction was consummated by a willing buyer and willing seller. Accordingly, an analysis of whether a contract is unfavorable at the acquisition date would usually focus on the intervening events and changes in circumstances that occurred during the period between contract consummation and the date of the acquisition. Absent intervening events or changes in circumstances, the staff can be expected to raise concerns about an assertion that an acquired contract was in an unfavorable position. Importantly, when determining the current market rate of return for a similar contract, the assumptions utilized should reflect the amount at which an actual transaction could be consummated in a competitive bidding environment, not the list price that a vendor would use as a starting point in contract negotiations."

As described above, there is a presumption that a willing buyer and willing seller enters into a "market" based transaction, and we should look at circumstances that changed between the date the contract was consummated and the date of the acquisition by Principal Solar for indications the contract no longer reflected the current market. In the current situation, except for the passage of time, no changes occurred during the period between the contract consummation and the acquisition and, therefore, at the acquisition date the PPA reflected the market. See additional discussion of what defines "market" in our response to the next comment.

Securities and Exchange Commission

December 22, 2014

Since, at the time of acquisition, 1) the PPA did not have a contractually fixed rate and 2) the PPA did have a market rate, the PPA is not a lease.

●

Based on your response to comment 9, we note that the output price initially is set at a fixed premium over the GSA-1 scheduled rate through 2021 and then at the GSA-1 scheduled rate through the remaining term through 2031. In your response, you state that the GSA-1 scheduled rate is a floating rate schedule reflecting market rates based upon “most favored customer pricing/discounts under similar conditions.” Since it appears the purchaser will receive a discount under the GSA-1 rate, please further explain how you determined that the rates for the final 10 years of your PPA reflect a market rate. In your response, please tell us the amount or percentage per kWh of the most favored customer pricing discount reflected in the GSA-1 scheduled rates.

The purchaser of our output, Fayetteville Public Utilities ("FPU"), is an affiliate of Tennessee Valley Authority ("TVA"), a corporation owned by the U.S. federal government. It buys our output under a TVA proffered program that specifies the terms, conditions, and rates at which our output and the output of other providers will be purchased. TVA has an absolute monopoly for the generation and delivery of electrical power in all or a portion of seven states, and more than 155 TVA power distribution affiliates similar to FPU can participate in the TVA program. As TVA sets the terms, condition, and rates at which our output is purchased by FPU, it effectively establishes the de facto "market" terms for our output, both at the acquisition date and for the entire term of the PPA. As a corporation owned by the U.S. federal government, it bases its buying rates on GSA-1 for all program participants. The rates received under the PPA are the same rates received by other providers selling to the FPU, and the rates offered to all providers had not changed from the initial date of the PPA to the acquisition date.

●

Please also tell us whether or not GSA-1 rates, except for the most favored customer pricing/discounts, exactly mirror fluctuations in the market price per kWh for sales of solar energy into the power grid.

See the response above wherein we assert that TVA sets the terms, conditions, and rates based upon the GSA-1 schedule that define the "market."

3. In order to assist us in evaluating your responses and your accounting, please tell us the amount that would have been recorded for the PPA and the Solar Arrays (plant) if such assets had been recorded separately. Please also tell us the amount of depreciation and amortization that would have been recorded if these assets had been accounted for separately.

In order to establish a separate value under ACS 805-20-25-12, the PPA, when acquired, must contain some aspect that is "...favorable or unfavorable relative to market terms...” As the terms, conditions, and rates set by the TVA establish "market," we concluded that the PPA is "at market" at the time of our acquisition of the project and no separate value should be assigned to the PPA.

Added to NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES is the following:

"Power Purchase Agreement

The Company evaluated the PPA with reference to ASC 805-20-25-10 entitled "Identifiable Intangible Assets" and determined that, while it is not separable from other assets, it does meet the contractual-legal criteria for separate recognition. Further evaluation with reference to ASC 840-10-15-6 entitled "Arrangements that qualify as Leases" concluded the PPA is not a lease, and reference to ASC 805-20-25-10 entitled "Identifiable Intangible Assets" concluded the PPA has no separately recordable value. The Company accounts for the PPA as an executory contract, and recognizes revenue as its output is delivered to the purchaser.

Securities and Exchange Commission

December 22, 2014

Such clarification will be included in all future filings.

Sincerely,

David N. Pilotte
Chief Financial Officer

cc: D. Grant Seabolt. Jr., Esq.

Seabolt Law Group

grant@seaboltlaw.com